Exhibit 99.2

GCL Investor Deck February 2025

This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This communication is restricted by law ; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to GCL Global Holdings Ltd . (GCL) or any of its subsidiaries . The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice . No representation or warranty, express or implied, is or will be given by GCL or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this presentation or in any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto . The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . GCL disclaims any duty to update the information contained in this presentation . Forward - looking statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . GCL’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, GCL’s expectations with respect to future performance . These forward - looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Factors that may cause such differences include, but are not limited to : (1) our ability to distribute and publish new and “hit” game titles ; (2) success in developing and creating game IP ; (3) our ability to grow and manage growth profitably, maintain relationships with consumers, resellers and game studios and retain key employees ; (4) success in our strategy to monetize game IP through transmedia ; (5) ability to develop a technology platform and diversify revenue streams ; (6) changes in the applicable laws or regulations ; (7) the possibility that GCL may be adversely affected by other economic, business, and/or competitive factors ; and (8) other risks and uncertainties that we have identified in our proxy statement/prospectus filed with the U . S . Securities and Exchange Commission (the “SEC”) on December 31 , 2024 , and may identify from time to time in our filings with the SEC . GCL cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made . GCL undertakes no obligation to and accepts no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Industry, Market Data and Partnerships : In this presentation, GCL relies on and refers to certain information and statistics regarding the markets and industries in which GCL competes . Such information and statistics are based on management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings . While GCL believes that such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . GCL has not independently verified the accuracy or completeness of the information provided by the third - party sources . This presentation contains descriptions of certain key business partnerships with GCL . These descriptions are based on GCL management team’s discussion with such counterparties, certain non - binding written agreements and the latest available information and estimates as of the date of this presentation . These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this presentation . Financial Information ; Non - GAAP Financial Terms Certain financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by GCL with the SEC . Some of the financial information and data contained in this presentation, such as EBITDA and adjusted EBITDA are not measures prepared in accordance with United States generally accepted accounting principles (“GAAP”) . GCL believes that these non - GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations and in comparing GCL’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . GCL management does not consider this non - GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of this non - GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in GCL’s financial statements . In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non - GAAP financial measures . In order to compensate for these limitations, management presents this measure (EBITDA) with the most closely related GAAP result (net income) . Trademarks This presentation contains trademarks, trade names and copyrights of GCL and other companies, which are the property of their respective owners. 2 Forward Looking Statements

As Asia’s full - suite gaming group , we offer development, distribution, marketing, and publishing of video games, activation keys, and other entertainment content throughout Asia , Europe , and the U.S. About GCL Prominent partner for international PC & video game publisher & developers Sales & marketing network covers over 2,100+ retail touchpoints (offline and online stores ) Singapore 3 Malaysia Indonesia Philippines Thailand Taiwan South Korea Japan Hong Kong Our well established track record of selling & marketing top - tier video game franchises includes: Presence in Headquartered in Singapore

Our Mission THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT “GCL is dedicated to bringing successful video game IPs and entertainment content to a global audience and delivering immersive, high - quality experiences across devices and streaming platforms.”

Experienced Leadership Jacky Choo is a games industry veteran and entrepreneur who has helped shape the PC and video games consoles market in Asia with almost 2 decades of experience in the business. A media owner in his twenties with a Singapore games publication, he secured the exclusive distribution rights for Grand Theft Auto IV in Asia, generating over US$1.8 million in sales on launch day. Since then, his deep industry insight has fostered strategic, multi - year partnerships with top publishers, launching triple - A titles like Red Dead Redemption 2, the Yakuza series, Cyberpunk 2077, Hogwarts Legacy and Elden Ring. As the founder of GCL, Jacky has spearheaded expansion across Asia, launching offices in key markets to address new initiatives in games publishing and development. Sebastian is a seasoned professional from the investment and finance field with more than 16 years of experience across the Asia Pacific Region . He is experienced in the field of Private Equity, Capital Markets and portfolio management . Sebastian started his career as a sales trader in equities and Fixed Income in a trading house . He moved onto BNP Paribas as a Fixed income trader and built the trading desk within BNP Paribas for London and New York markets before moving onto Nomura Bank as the Asian head of Fixed income and rates structured products. In his last role, Sebastian was the head of investments for a boutique private equity firm looking at M&A and private equity opportunities from a sector agnostic approach. Ooi Chee Eng is an experienced Chartered Accountant who came onboard with experiences earned from working across various industries such as shipping, real - estate and trading . He is well - versed with regional and local accounting & finance, taxation, company secretarial matters, treasury and cash management, Human Resource administration, compensation and benefits. His previous positions include having worked as Chief Financial Officer, VP Finance and Group Financial Controller in multiple SGX listed companies. Beside his knowledge on financial accounting, taxation, corporate secretarial matters, fund - raising and treasury, he has also worked on cross - border transactions including merger and acquisitions and joint ventures. Clement is an entrepreneurial leader with strong operational skills in building and leading agile teams in both startups and MNCs globally . Clement started the first half of his career in the UK & EMEA region in strategy and thereafter continued in the Asia Pacific region by launching his own startups. He has hyper scaled multiple businesses through technology and strategic partnerships. Clement has successfully operated both B2B and B2C businesses across the e - commerce, travel and technology sectors. One of the tech startups which he built from scratch, has won multiple awards such as Fast Company’s 'World’s 50 Most Innovative Companies' and the Singapore Tourism Board’s Best Business Innovation Award . Jian Hao has successfully solidified his position as one of the biggest YouTube personalities in the South - East Asia Region and the number #1 YouTuber/Content Creator in Singapore. After hitting the 3 million mark in 2019, his channel has continued to grow exponentially, a following of over 6 million subscribers and counting to date. Besides his own channel, Jian Hao Tan has started and continues to play an integral part in many other YouTube channels such as Ladies First, Jebbey family and titan gamers until today. Apart from his booming YouTube career, Jian Hao Tan is also the most followed influencer in Singapore. In 2016, he was listed as one of Forbes’ Top 30 under 30 for his accomplishments as a both content creators as well as an entrepreneur. Jacky Choo Group Chairman Sebastian Toke Group CEO Ooi Chee Eng Group CFO Clement Wong Group COO Jian Hao Tan Titan Digital Media CEO Keith Liu is accomplished in technology, gaming, and consumer marketing sectors with extensive experience in strategic planning, go - to - market execution and business development. He leads GCL’s regional campaigns and works closely with global game publishers and studios, overseeing partner management and fostering long - term relationships . At Lenovo, Keith led global launch of handheld devices and PCs. Earlier, as Head of Media & Games at Nokia Asia Pacific, he launched the N - Gage gaming platform, shifting Nokia from hardware to gaming SAAS. As Technology Editor at CNBC Asia Pacific, he began his career producing and presenting technology news for top business channel. Kieth earned a First - Class Honours degree in Communications from University Science Malaysia. Keith Liu Deputy CEO/CMO 5

Investment Highlights 1 2 4 5 Full - service development, publishing, distribution, and marketing ecosystem creates efficiencies Leveraging media landscape to expand IP’s reach and value through transmedia Veteran leadership executing global industry vision 3 Extensive distribution portfolio of gaming entities and services maximizes monetization in Asian markets Growing presence as a game developer to drive growth and margin expansion 6

Our Core Business Segments 20 14 20 18 20 22 20 23 20 24/ 25 Games Distribution B2B 7 7 Content Creation Marketing B2C Game Publishing B2C Digital Game Store B2C Game Development B2C Peripherals B2C

Ecosystem Strategy Dominating the major components of the video gaming industry by moving up the value chain Now Consumer Hardware Game Studios Retail Stores (physical & digital) Game distributors Game Publishers Consumer Hardware Game Studios Retail Stores (physical & digital) Game distributors Game Publishers Post - IPO Game IP Creation Gross profit margins from downloads in Steam Physical package & Activation Keys Acquisition target Platform distributing Activation Keys Leading distributor in gaming & IT hardware Higher margins Market channel dominance 8

Awareness and understanding of the constantly shifting market dynamics empowers GCL to easily assess and validate the value & lifecycle of game IPs. Sales, marketing, and IP stakeholders provide valuable reservoir of game data. 01 02 03 04 05 Publishing Game Studio Distribution Content Creation & Marketing Retail Continuous Feedback Ecosystem Mechanics Feedback enables GCL to strategically navigate the market and drive sustainable growth. 9

• Extensive regional networks of resellers & physical locations. • Asian publishing rights for digital distribution of top - selling games such as Grand Theft Auto V, Cyberpunk 2077 & Sonic X Shadow Generations . • First port of call for games to be sold in Asia with growing reputation for global services • Our comprehensive market data and regional distribution networks across opaque & fragmented Asian payment and cultural landscape limits new market entrants. GCL’s Competitive Advantages High Barriers to Entry 10 Authority on Market Dynamics Established Partnerships Global Distribution Reach • Almost two decades of data on industry trends & market demographics positions GCL as leading player. • Localized strategies for numerous global game publishers & studios maximizes reach & engagement • Leading channel distributor for Sega , Take - Two , CD Projekt Red , and Warner Bros. console games. • Partnership with Cube Game offers significant market share potential .

Piracy Regional Regulation & Variation Digital Distribution Complexities Resolving Industry Pain Points As the only full - suite gaming group in Asia, we’re uniquely equipped to drive game production through the life cycle Artistic Vision Technical Application Market Demand Investment Localization Anti - Piracy Solutions Quality Assurance Game Publishing Goods & Merchandise Content Creation All Medium Marketing Marketing & Advertising Digital Distribution Physical Distribution ECOSYSTEM 11 Marketing Challenges

Worldwide Gaming Population (Console + PC) US $92.3 billion GCL’s Addressable Market US $30.2 billion 1. @Newzoo | Global Games Market Report | October 2023 Newzoo.com/games - market - reports - forecasts 2. www.Newzoo.com/resources/trend - reports/pc - console - gaming - report - 2023 $184 $189 $197 $205 2023E 2024E 2025E 2026E Global Games Market Forecast 2 (Console, PC, & Mobile) Significant Market Opportunity Target Gaming Market 1 By 2026 the game industry is projected to surpass US $200+B +4.0% Total market CAGR 2023 - 2026 12

Game Market Dynamics

GCL

Game Distribution Market Drivers

- Increasing integration and cross-platform compatibility between gaming ecosystems.
- Consumer shift from physical to digital games.

Asia Source of Innovation For New Games

- Indie & premium games are on the rise in Asia, like Black Myth: Wukong, which sold 25m copies globally and was distributed by GCL in Asia. [1]
- Largest native language group using Steam is now Chinese[2] and GCL is distributing > 50-60% of the digital keys in China.

Positioned to Capitalize on Game Trends

- Boosting digital sales through scalable platforms ensures broad reach and sustained revenue streams.
- Cube Game partnership consolidates sales channels; enables real-time activation key sales & expands digital market share.
- Strategically positioned to continue publishing indie games across fragmented Asian market
- Leveraging established platform, 2Game, captures opportunity as landscape shifts to digital games.



1. https://gameworldobserver.com/2025/01/31/black-myth-wukong-25m-copies-sold-merchandise-china
2. technode.com/2024/03/05/simplified-chinese-overtakes-english-as-the-most-commonly-used-language-on-steam/

New Digital Marketplace Will Drive Market Share Capture

GCL

*An innovative solution, **"Playcube"[1] digital platform** when fully developed is expected to provide a centralized alternative to streamline the sale of game keys in Asia with enhanced piracy safeguards and the potential to significantly expand GCL's market share*


SUPPLY OF DIGITAL KEYS
(uploaded by)
WARNER BROS. GAMES
SEGA
CD PROJEKT
BANDAI NAMCO
MUNDFISH
Sales Channels
PLAY CUBE
B2B
DEMAND OF DIGITAL KEYS
(reseller distributes to)
PC Gamers
Channels
Third-party retailers

1. Playcube is currently in beta testing.
2. Publisher logos are for illustration purposes only.

14

Merchandise Netflix Series Books Games Strategy to Monetize Game IP Through Transmedia Adapting rich source material from game IP to film, television, comics, etc., leveraging promotional opportunities across the media landscape to boost revenues, deepen engagement & expand the reach of the franchise. IPs 15

End-to-End Value Chain

GCL

GCL
Full-suite gaming ecosystem

GCL Subsidiaries		Market Comps
EPICSoft ASIA	**Physical & Digital Game Distribution** excludes publishing biz	MAXSOFT, EGI, EA, Play Interactive
4DIVINITY	**Game Publishing & IP Management**	FOCUS ENTERTAINMENT, T2 TAKE-TWO INTERACTIVE, team17
TITAN DIGITAL MEDIA	**Content Creation & Marketing + Social Commerce**	SGAG, gushcloud
2GAME	**Digital Game Platform** Game Codes & Community	HEYBOX www.xiaoheihe.cn, green man gaming, CDKeys

We are **a full-suite gaming ecosystem** in Asia

16

Strategic Growth Drivers I I Enhance IP i monetization through transmedia Invest in original IP and in - house game I development studios I I I Scale innovative t digital pla¥orms B olt - o n strategic acquisitions I 1 1 Revenue stream t expansion

Revenue & Non-GAAP Adjusted EBITDA

(US dollars in millions)

GCL


+26.0%
YoY
$77.4
$97.5
6.1
3.0
FY23
FY24*
Revenue
EBITDA


+41.0%
YoY
$36.1
$50.9
$1.4
$1.5
1H FY24
1H FY25
Revenue
EBITDA

Fiscal year ends 31 Mar

*FY24 Non-GAAP EBITDA negatively impacted by non-recurring transaction expenses from the business combination.

See the Appendix for the definition of each non-GAAP measure as well as the corresponding GAAP to Non-GAAP reconciliations.

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FY2O24 R evenue by Segment (US c/o//ars in m//lions) $97.5M Total Revenue FY2024 2Game Segment; $32M GAME Publishing Segment; $3M Titan Segment; $3M TTN Distribution Segment; $60M EPIC

Investment Summary 1 2 3 4 5 End - to - end value chain includes developing, publishing, and marketing a growing portfolio of games, key codes, and related products Almost two decades of industry data and expertise means high barriers for potential new competing entrants Capitalizing on fast - growing but fragmented and underserved Asia market Proven management team with deep industry expertise Growth & margin expansion strategies include scaling digital platforms, IP monetization, acquisitions, & expanding game development capabilities

APPENDIX

Cap Table 2,875,000 Sponsor Founder Shares 3,401,394 Public Shares 120,000,000 Shares issued to GCL 126,276,394 Total Shares outstanding 16,500,000 Warrants (1) 18,941,459 Equity Incentive Plan (2) 161,717,853 Total shares on fully - diluted basis 95,690,973 Restricted Shares (3) 30,585,421 Unrestricted Shares 83,456,793 Shares held by officers, directors and 10% holders & affiliates (1) Each w arrant exercisable for one ordinary share at an exercise price of $11.50 per share. (2) Shares reserved but not yet issued under the Equity Incentive Plan. (3) Includes approximately 91.4 million shares subject to a 12 - month lock - up and an aggregate of 4.3 million shares up to three years of escrow . 22

Balance Sheet (US dollars) 23

For the Six Months Ended September 30, 2023 2024 REVENUES 36,047,105 $ 50,905,030 $ Revenues 41,464 675 Revenues, a related party 36,088,569 50,905,705 TOTAL REVENUES COST OF REVENUES ) (25,401,903) (36,579,493 Cost of revenues ) (4,835,828) (7,308,820 Cost of revenues, related parties ) (30,237,731) (43,888,313 TOTAL COST OF REVENUES 5,850,838 7,017,392 GROSS PROFIT OPERATING EXPENSES ) (1,266,421) (1,219,251 Selling and marketing ) (6,590,726) (6,878,939 General and administrative ) (7,857,147) (8,098,190 Total operating expenses ) (2,006,309) (1,080,798 LOSS FROM OPERATIONS OTHER INCOME (EXPENSE) 1,095,157 356,921 Other income, net ) (254,172) (359,624 Interest expense, net ) (681,000 270,615 Change in fair value of contingent consideration for acquisition 159,985 267,912 TOTAL OTHER INCOME, NET ) (1,846,324) (812,886 LOSS BEFORE INCOME TAXES ) (16,168 10,444 BENEFIT (PROVISION) FOR INCOME TAXES ) (1,862,492) (802,442 NET LOSS ) (332,096) (290,155 Less: net loss attributable to non - controlling interests ) (1,530,396) (512,287 NET LOSS ATTRIBUTABLE TO GCL GLOBAL LIMITED'S SHAREHOLDERS ) (1,862,492) (802,442 NET LOSS OTHER COMPREHENSIVE LOSS ) (58,132) (12,492 Foreign currency translation adjustments ) (1,920,624) (814,934 COMPREHENSIVE LOSS ) (329,055) (292,178 Less: total comprehensive loss attributable to noncontrolling interests ) (1,591,569 $ ) (522,756 $ Total comprehensive loss attributable to GCL Global Limited's shareholders ) (0.06 $ ) (0.02 $ LOSS PER SHARE - BASIC AND DILUTED, ORDINARY SHARES WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING 25,896,000 25,916,468 Basic and diluted 24 Income Statement (US dollars)

Reconciliation of Non - GAAP to GAAP Measures (unaudited) (US dollars) 25

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT